NEWS RELEASE

Birch Mountain 2006 Annual Report and Financial Results
and Conference Call Advisory

CALGARY, March 29, 2007 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) will be releasing its 2006 Annual Report and financial results and hosting a research analysts' conference call.

The Annual Report will be available on www.sedar.com or www.sec.gov on Monday, April 2, 2007. The conference call will be at 11:00 AM Eastern, 9:00 AM Mountain for one hour on Tuesday, April 3rd, 2007.

The conference call will consist of a brief presentation followed by a question and answer session. Participants from Birch Mountain will be:

John Houghton, Corporate Secretary and Moderator
Doug Rowe, President and CEO
Derrick Kershaw, Senior VP, Operations
Dan Rocheleau, Acting CFO
Hugh Abercrombie, VP Exploration

Slides to accompany the formal presentation will be on-line at www.birchmountain.com on Tuesday morning in advance of the conference call.

Interested analysts and investors are invited to participate by registering with the conference coordinators, Launa Austin or Jane Quinn by calling 403.262.1838 before 4:00 pm (Mountain) on Monday, April 2nd. You will be asked to provide your name, company affiliation and telephone number.

CONFERENCE COORDINATORS: David Reid, Jane Quinn and Launa Austin
Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888
email: birch@birchmountain.com.